EXHIBIT 99.1

NOTICE OF CHANGE OF AUDITOR

TO: Deloitte & Touche LLP

AND TO: PricewaterhouseCoopers LLP

NOTICE IS HEREBY GIVEN that:

a)	Deloitte & Touche LLP, Chartered Accountants, Vancouver, B.C. (“Deloitte”) resigned as auditor of Ivanhoe Mines Ltd. (the “Corporation”) effective as of April 2, 2012; and

b)
PricewaterhouseCoopers LLP,  Chartered  Accountants, Vancouver, B.C. (“PwC”) has been appointed as auditor of the Corporation effective as of April 2, 2012 to hold office until the next annual meeting, scheduled for May 11, 2012, at a remuneration to be fixed by the Board of Directors of the Corporation.

In accordance with National Instrument 51-102 (“NI 51-102”) we confirm that:

1.	Deloitte resigned on its own initiative, prior to the expiry of their term in office;

2.	the decision to accept the resignation of Deloitte and appoint PwC as auditor has been considered and approved by the Board of Directors of the Corporation;

3.	Deloitte has not expressed any reservations in its reports for the two most recently completed fiscal years of the Corporation or for any period subsequent to the last completed fiscal year; and

4.	there are no “reportable events” as defined in Section 4.11 of NI 51-102.

IVANHOE MINES LTD.

Per:
/s/ Beverly A. Bartlett
Name: Beverly A. Bartlett
Title: Vice President and Corporate Secretary